Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-282296

SUPPLEMENT NO. 1 DATED JULY 1, 2026

TO PROSPECTUS SUPPLEMENT DATED APRIL 1, 2026
(to Prospectus dated December 17, 2024)

abrdn Global Premier Properties Fund

This Supplement No. 1 (this “Supplement No. 1”) amends the Fund’s prospectus supplement dated April 1, 2026 (the “Prospectus Supplement”) to the Prospectus dated December 17, 2024 (the “Prospectus”). This Supplement No. 1 updates certain information in the Prospectus Supplement and is not complete without and may not be delivered or utilized except in combination with, the Prospectus Supplement and the Prospectus, including any amendments or supplements thereto. Certain capitalized terms used and not defined herein have the meanings set forth in the Prospectus Supplement. This Supplement should be read in conjunction with the Prospectus Supplement and the Prospectus and if there is any inconsistency between the information in the Prospectus, Prospectus Supplement, and this Supplement, you should rely on the information in this Supplement.

Amended and Restated Expense Limitation Agreement

Following approval of the Independent Trustees, on July 1, 2026, the Adviser and the Fund entered into an amended and restated expense limitation agreement which limits total operating expenses of the Fund (but excluding leverage costs, taxes, interest, brokerage commissions, any non-routine expenses, and compensation of the Fund’s Independent Trustees) to 1.40% of the average daily net assets of the Fund on an annualized basis (the “Expense Limitation”) through October 31, 2027. The expense limitation agreement was amended such that compensation of the Fund’s Independent Trustees will now be excluded from the Expense Limitation effective July 1, 2026.

Accordingly, effective immediately, the Summary of Fund Expenses section of the Prospectus Supplement is hereby replaced with the below.

Summary of Fund expenses

The purpose of the following table and the example below is to help you understand the fees and expenses that Common Shareholders would bear directly or indirectly. The expenses shown in the table under “Other expenses” are estimated for the current fiscal year. The expenses shown in the table under “Interest expenses on bank borrowings” and “Total annual expenses” are estimated based on the Fund’s capital structure for the current fiscal year after giving effect to the anticipated net proceeds of this offering. The tables also reflect the estimated use of leverage by the Fund through bank borrowings representing in the aggregate 10.4% of Managed Assets (consistent with the percentage of leverage in place as of April 30, 2026) of the Fund’s total assets (including the assets subject to, and obtained with the proceeds of, such borrowings), and show Fund expenses as a percentage of net assets attributable to Common Shares. The table reflects the anticipated net proceeds of the Common Shares offered pursuant to this Prospectus Supplement and the accompanying Prospectus and assuming the Fund incurs the estimated offering expenses. If the Fund issues fewer than all of the Common Shares available for sale pursuant to the Distribution Agreement and the net proceeds to the Fund are less, all other things being equal, the total annual expenses shown would increase.

Common Shareholder transaction expenses
Sales load (as a percentage of offering price)(1)	1.00%
Offering expenses borne by the Fund (as a percentage of offering price)(2)	0.44%
Dividend Reinvestment and Optional Cash Purchase Plan fees (per share for open-market purchases of Common Shares)(3)
Fee for Open Market Purchases of Common Shares	$0.02 (per share)
Fee for Optional Shares Purchases	$5.00 (max)
Sales of Shares Held in a Dividend Reinvestment Account	$0.12 (per share) and $25.00 (max)

Annual expenses (as a percentage of net assets attributable to Common Shares)(4)
Advisory fee(5)	1.08%
Interest expenses on bank borrowings(6)	0.41%
Other expenses(7)	0.31%
Total annual expenses(8)	1.80%

(1)  Represents the estimated commission with respect to the Common Shares being sold in this offering.

(2)  Offering expenses payable by the Fund will be deducted from the proceeds, before expenses, to the Fund.

(3)  Shareholders who participate in the Fund’s Dividend Reinvestment and Optional Cash Purchase Plan (the “Plan”) may be subject to fees on certain transactions. The Plan Agent's (as defined under “Dividend Reinvestment and Optional Cash Purchase Plan” in the accompanying Prospectus) fees for the handling of the reinvestment of dividends will be paid by the Fund; however, participating shareholders will pay a $0.02 per share fee incurred in connection with open-market purchases in connection with the reinvestment of dividends, capital gains distributions and voluntary cash payments made by the participant, which will be deducted from the value of the dividend. For optional share purchases, shareholders will also be charged a $2.50 fee for automatic debits from a checking/savings account, a $5.00 one-time fee for online bank debit and/or $5.00 for check. Shareholders will be subject to $0.12 per share fee and either a $10.00 fee (for batch orders) or $25.00 fee (for market orders) for sales of shares held in a dividend reinvestment account. Per share fees include any applicable brokerage commissions the Plan Agent is required to pay. For more details about the Plan, see “Dividend Reinvestment and Optional Cash Purchase Plan” in the accompanying Prospectus.

(4)  Based upon average net assets attributable to our Common Shares during the six months ended April 30, 2026, after giving effect to the anticipated net proceeds of this offering. Assumes the Fund sells 2,412,141 Common Shares at an offering price of $11.96 (the last reported sale price per Common Share on the NYSE as of April 30, 2026). The price per Common Share may be greater or less than the price assumed herein, depending on the market price of the Common Shares at the time of any sale. There is no guarantee that there will be any sales of Common Shares pursuant to this Prospectus Supplement and the accompanying Prospectus. The number of Common Shares actually sold pursuant to this Prospectus Supplement and the accompanying Prospectus may be less than as assumed herein.

(5)  The Adviser receives a monthly fee at an annual rate of 1.00% of the Fund’s average daily Managed Assets. The advisory fee percentage calculation assumes the use of leverage by the Fund as discussed in note (6). To derive the annual advisory fee as a percentage of the Fund’s net assets (which are the Fund’s total assets less all of the Fund’s liabilities), the Fund’s average Managed Assets for the semi-annual period ended April 30, 2026 (plus the anticipated net proceeds of this offering as described in note (4)), were multiplied by the annual advisory fee rate and then divided by the Fund’s average net assets for the same period (plus the anticipated net proceeds of this offering as described in note (4)).

(6)  The percentage in the table is based on average total borrowings of $42,944,000 (the balance outstanding under the Fund’s secured, uncommitted line of credit with BNP Paribas as of April 30, 2026, representing approximately 10.4% of the Fund’s Managed Assets) and an average interest rate during the six months ended April 30, 2026, of 4.78%. There can be no assurances that the Fund will be able to obtain such level of borrowing (or to maintain its current level of borrowing), that the terms under which the Fund borrows will not change, or that the Fund’s use of leverage will be profitable. The Fund currently intends during the next twelve months to maintain a similar proportionate amount of borrowings but may increase such amount to 33 1/3% of the average daily value of the Fund’s total assets.

(7)  “Other expenses” include, among others, compensation of the Fund’s Independent Trustees equal to 0.02%, which are excluded from the Fund’s contractual limitation effective July 1, 2026, as described in note (8).

(8)  The Adviser has contractually agreed to waive fees and/or reimburse expenses in order to limit total operating expenses of the Fund (excluding any leverage costs, taxes, interest, brokerage commissions, compensation of the Fund’s Independent Trustees and any non-routine expenses) as a percentage of net assets to 1.40% per annum of the Fund’s average daily net assets on an annualized basis. Following approval of the Independent Trustees, on July 1, 2026, the Adviser and the Fund agreed to amend and restate the contractual limitation, such that compensation of the Fund’s Independent Trustees is excluded from the expense limitation effective for the period beginning July 1, 2026. Accordingly, the expense information in the table has been restated to reflect current fees. This contractual limitation may not be terminated before October 31, 2027 without the approval of the Independent Trustees. The Fund may repay any such waiver or reimbursement from the Adviser, within three years of the waiver or reimbursement, provided that such repayments do not cause the Fund to exceed (i) the lesser of the applicable expense limitation in the contract at the time the fees were limited or expenses are paid or (ii) the applicable expense limitation in effect at the time the expenses are being recouped by the Adviser.

The purpose of the table above and the example below is to help you understand the fees and expenses that you, as a Common Shareholder, would bear directly or indirectly.

Example

The following example illustrates the expenses you would pay on a $1,000 investment in Common Shares assuming a 5% annual portfolio total return.*

1 Year	3 Years	5 Years	10 Years
$32	$70	$110	$223

* The example does not include sales load or estimated offering costs. The example should not be considered a representation of future expenses or rate of return and actual Fund expenses may be greater or less than those shown. The example assumes that (i) all dividends and other distributions are reinvested at NAV, and (ii) the percentage amounts listed under “Total annual expenses” above remain the same in the years shown. For more complete descriptions of certain of the Fund’s costs and expenses, see “Management of the Fund — Advisory Agreements.”

Investing in the Fund’s Common Shares involves certain risks. You could lose some or all of your investment. See “Risk factors” on page 21 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Prospectus Supplement is July 1, 2026.